Studsvik®

Datum – Date
Mrch 1, 2002
Ert datum – Your date

Vår referens – Our reference
Er referens – Your reference

03 JAN -2 AM 8:09

03003155

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate
Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Studsvik AB (publ) - Information Furnished Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We hereby furnish this letter and accompanying information to the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. Our file number with the Commission is 82-5172.

If you have any questions please contact the undersigned at +46 155 22 10 61 or fax: +46 155 22 10 60.

Yours sincerely,

Inger Wahlström
Information

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Enclosures:
Press Release February 28, 2002:
SSI Lifts Temporary Ban on Isotope Tansportation from Studsvik

Postadress - *Postal address*
Studsvik AB
SE-611 82 Nyköping
SWEDEN

Telefon - *Phone*
Int +46 155 22 10 00
Telefax
Int +46 155 26 30 00
E-post - *E-mail*
studsvik@studsvik.se
Web
www.studsvik.se

Bank
Svenska Handelsbanken
Box 224
SE-611 25 Nyköping, SWEDEN
Konto - Account
6601 365 141 232
Swiftcode - HANDSESS

Bankgiro - *Banking account*
5197-4558
Postgiro - *Postal account*
139 05 96-3
Innehar F-skattebevis

Säte - *Registered in*
Stockholm, SWEDEN
Moms reg
04-556501-0997-01
Org no.
556501-0997
VAT no.
SE556501099701

February 28, 2002

SSI Lifts Temporary Ban on Isotope Transportation from Studsvik

On February 27, the Swedish Radiation Protection Authority (SSI) decided to lift the temporary ban on the transportation of radioactive substances from Studsvik Nuclear AB's Isotope Service. The decision was made once Studsvik complied with SSI's requirements. For transportation involving the radiation source Iridium-192, SSI will make a decision in each individual case. SSI will continue to examine material requested from Studsvik and will re-evaluate the decision no later than by April 26, 2002.

"We have reacted quickly and decisively to eliminate the quality deficiencies that SSI has indicated. SSI has handled the matter quickly and this has allowed us to minimize downtime. We are continuing our work to improve our quality system and I assume that SSI will lift the remaining restriction on Iridium-192 no later than by April 26", says Studsvik's Group Chief Executive, Hans-Bertil Håkansson.

For further information, please contact
Hans-Bertil Håkansson, President and Chief Executive Officer, phone
+46 155 22 10 26 or +46 709 67 70 26